UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: June 7, 2007
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Corporation (the “Company”), dated June 7, 2007.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: June 7, 2007	By:	/s/ Vincent Lok
Vincent Lok
Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 1

TEEKAY CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
JOINT NEWS RELEASE

TEEKAY AND TORM TO COMPLETE ACQUISITION OF OMI

June 7, 2007. Teekay Corporation (Teekay) (NYSE: TK) and A/S Dampskibsselskabet TORM (TORM) (DSE: TORM and NASDAQ: TRMD) today announced that Omaha, Inc. (Omaha), a jointly owned subsidiary of Teekay and TORM, now owns more than 90% of the outstanding shares of OMI Corporation (OMI) (NYSE: OMM). The merger of OMI with and into Omaha is expected to occur on Friday, June 8, 2007. As a result of the merger, the final step in the acquisition of OMI, all the remaining outstanding OMI shares (other than shares owned by Teekay, TORM or Omaha, or any of their respective subsidiaries) will be cancelled and converted into the right to receive $29.25 per share, net to the seller in cash without interest, less any required withholding taxes. Following the merger, OMI’s shares will cease to be traded on the New York Stock Exchange.
About Teekay
Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company. Teekay changed its name from Teekay Shipping Corporation to Teekay Corporation on May 30, 2007.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
About TORM
TORM is one of the world’s leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM’s commitment to safety, environmental responsibility and customer service.
TORM was founded in 1889. The Company conducts business all over the world and is headquartered in Copenhagen, Denmark. TORM’s shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD).
About OMI
OMI Corporation is a major international owner and operator of tankers. Its fleet aggregates approximately 3.5 million deadweight tons and comprises 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, the Company has 2 product carriers under construction, which will be delivered in 2009.
Forward looking statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the timing of the closing of Teekay and TORM’s acquisition of OMI. There can be no assurance that other conditions to the closing of the acquisition will be satisfied.

Teekay Corporation	A/S Dampskibsselskabet TORM
For Investor Relations enquiries contact:	Klaus Kjaerulff, CEO
Dave Drummond	Tel: +45 39 17 92 00
Tel: +1 (604) 844-6654	Mobile: +45 40 10 81 11
Web site: www.torm.com

For Media enquiries contact:
Nicole Breuls
Tel: +1 (604) 609-5898
Web site: www.teekay.com
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